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July 24, 2015

VIA EDGAR CORRESPONDENCE

Daniel L. Gordon
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hudson Pacific Properties, Inc.
Form 10-K for the fiscal year ended December 31, 2014
Filed March 2, 2015
File No. 1-34789

Dear Mr. Gordon:
On behalf of our client, Hudson Pacific Properties, Inc. (the “Company”), this letter sets forth the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission dated July 8, 2015 to the Company’s Form 10-K for the fiscal year ended December 31, 2014, filed March 2, 2015.

For your convenience, we have set forth the Staff’s comment immediately preceding our response.
Form 10-K for the year ended December 31, 2014
Item 2. Properties

Note (5), page 38

1.
We note that you acquired the 12655 Jefferson property in October 2014 and it appears that the tenant vacated the property at some point after the acquisition. Please explain how you determined it is appropriate to capitalize rent received from the vacated tenant. In your explanation, please provide the relevant facts concerning the lease termination agreement and cite the relevant accounting literature you relied upon.

Response:

In October 2014, the Company acquired 12655 Jefferson for $38.0 million intending to execute a total redevelopment of the property that was scheduled to be completed in late 2015; at the time of the acquisition, the property was uninhabitable and vacant. As of the date of the acquisition, a single-tenant lease with a remaining lease term of eight months (scheduled to expire in June 2015) and remaining lease payments of $1.8 million ($0.2 million a month) was in place. However, the tenant had not occupied the space upon or immediately prior to the date of acquisition because of its condition. Based upon the physical condition of the property and the fact that any market participant would have to conclude that there were no processes being conducted at it which were capable of producing outputs as a “useable property,” the Company determined that the acquisition was one of a vacant property and therefore categorized the acquisition as an asset as opposed to a business combination, as defined by ASC 805, Business Combinations.

As a result of the Company’s conclusion that the acquisition of the 12655 Jefferson property was an asset acquisition for the purpose of redevelopment, the Company (1) did not assign any value to the in-place lease; and (2) reduced the Company’s real estate held for development by $0.3 million in 2014, which consisted of $0.5 million of lease revenue net of $0.2 million of incremental operating costs (e.g., property taxes, insurance, etc.), as the amounts received from the lessee were determined to be incremental revenue of incidental operations from the redevelopment project costs incurred pursuant to ASC 970-340-25-12 Real Estate (ASC 970). ASC 970 defines incidental operations as “revenue-producing activities engaged in during the holding or development period to reduce the cost of developing the property for its intended use, as distinguished from activities designed to generate a profit or a return from the use of the property,” and therefore, “incremental revenues from incidental operations in excess of incremental costs of incidental operations shall be accounted for as a reduction of capitalized project costs.” Since 12655 Jefferson was acquired specifically for redevelopment, the property was not intended to produce any income or return on the investment at acquisition and the lease payments received, net of incremental costs, were considered incidental to the redevelopment costs, and therefore capitalized in accordance with ASC 970.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

1.
We note you disclosed FFO, FFO (excluding specified items) and adjusted FFO in your earnings release and supplemental package as key performance measures. In future filings please include these measures as well as the required disclosure in accordance with Item 10(e) of Regulation S-K within your Management’s Discussion and Analysis.

Response:
In future filings, the Company will disclose FFO and FFO (excluding specified items), as well as the required reconciliation and disclosure in accordance with Item 10(e) of Regulation S-K.

Management does not believe that adjusted FFO is a key performance measure of the Company, and accordingly, the Company has never disclosed or highlighted adjusted FFO in its earnings release.  The Company has included adjusted FFO disclosure in its supplemental package in response to requests from analysts, who apparently review this information with respect to many companies.  Including the disclosure in the Company’s supplemental package allows the Company to provide the requested information in a Regulation FD compliant manner.  However, management does not use adjusted FFO internally as a key metric in analyzing the Company’s performance. Accordingly, the Company believes it would not be appropriate to include adjusted FFO in its public filings.

* * * * *
We are enclosing a letter from Mark T. Lammas, Chief Financial Officer of the Company, containing a statement from the Company acknowledging each of the matters requested by the Staff.
If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (213) 891-8371.

Sincerely,

/s/ Julian Kleindorfer__________________
Julian Kleindorfer, Esq.
of Latham & Watkins LLP

cc: Mark T. Lammas, Chief Financial Officer
Kay L. Tidwell, Executive Vice President, General Counsel and Secretary

July 24, 2015

VIA EDGAR CORRESPONDENCE
Daniel L. Gordon
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hudson Pacific Properties, Inc.
Form 10-K for the fiscal year ended December 31, 2014
Filed March 2, 2015
File No. 1-34789

Dear Mr. Gordon:
In response to your letter dated July 8, 2015, Hudson Pacific Properties, Inc. (the “Company”) is today submitting to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) a letter from our counsel, Julian Kleindorfer of Latham & Watkins LLP.
Pursuant to the Staff’s request, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HUDSON PACIFIC PROPERTIES, INC.

/s/ Mark T. Lammas
Name: Mark T. Lammas
Title: Chief Financial Officer